Filed Pursuant to Rule 433
Registration No. 333-169315-07
Entergy Mississippi, Inc.

$150,000,000
First Mortgage Bonds,
6.00% Series due May 1, 2051

Final Terms and Conditions

April 12, 2011

Issuer:	Entergy Mississippi, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa1 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	April 12, 2011

Settlement Date (T+3):	April 15, 2011

Principal Amount:	$150,000,000

Coupon:	6.00%

Coupon Payment Dates:	February 1, May 1, August 1 and November 1 of each year

First Payment Date:	August 1, 2011

Final Maturity:	May 1, 2051

Optional Redemption Terms:	Callable at par, in whole or in part, at any time on or after May 1, 2016

Price:	$25.00 per bond

Net Proceeds Before Expenses:	$145,275,000

Expected Listing:	New York Stock Exchange

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
Wells Fargo Securities, LLC

Co-Managers:	Morgan Keegan & Company, Inc.
Stephens Inc.

CUSIP / ISIN:	29364N 835 / US29364N8359
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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Citigroup Global Markets Inc. toll free at 1-877-858-5407, (ii) Morgan Stanley & Co. Incorporated toll free at 1-800-584-6837, or (iii) Wells Fargo Securities, LLC toll free at 1-800-326-5897.